CMA Multi-State Municipal Series Trust
Series Number: 4
File Number: 811-5011
CIK Number: 810598
CMA California Municipal Money Fund
For the Period Ending: 09/30/2002

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Inc., for the six months ended September 30, 2002.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

6/03/2002	$22,134	San Diego UTD Port Dist	1.35%	8/06/2002
8/26/2002	13,110	San Diego UTD Port Dist	1.25	9/27/2002
8/29/2002	29,000	California Housing Fin Auth	1.58	2/01/2033
9/05/2002	17,000	California Housing Fin Auth	1.22	2/01/2033
9/20/2002	3,100	California Housing Fin Auth	1.53	2/01/2033
9/20/2002	3,600	California Housing Fin Auth	1.56	2/01/2033
9/20/2002	4,000	California Housing Fin Auth	1.56	2/01/2026